Exhibit 99.1

New Gold Announces 2014 Third Quarter Results

Increases Cash Flow Despite Lower Metal Prices

(All figures are in US dollars unless otherwise indicated)

TORONTO, Oct. 30, 2014 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) and (NYSE MKT:NGD) today announces its third quarter 2014 operational and financial results. The company produced 93,367 ounces of gold at all-in sustaining costs(1) of $848 per ounce, including total cash costs(2) of $311 per ounce. New Gold delivered $79 million in net cash generated from operations before changes in working capital(3) including $58 million in net cash generated from operations.

Third Quarter 2014 Highlights

•	Gold production of 93,367 ounces coupled with 8% increase in copper production to 25.6 million pounds relative to the prior-year quarter
•	Adjusted net earnings(4) of $5 million, or $0.01 per share
•	Net cash generated from operations before changes in working capital(3) increased by 16% to $79 million relative to the prior-year quarter
•	Increased by 29% to $241 million in the nine-month period ended September 30, 2014
•	Net cash generated from operations increased by 61% to $58 million relative to the prior-year quarter
•	Increased by 175% to $199 million in the nine-month period ended September 30, 2014
•	$416 million in cash and cash equivalents at September 30, 2014
•	Rainy River - positive Provincial and Federal Environmental Assessment Review Reports released
•	Further strengthened management team with addition of David Schummer as Chief Operating Officer
•	2014 production and cost guidance reiterated

"The third quarter saw our company achieve multiple important successes," stated Randall Oliphant, Executive Chairman. "We increased quarter-over-quarter gold production as planned, advanced our growth projects, progressed our exploration initiatives and strengthened our team. Most importantly, we are particularly proud to have, once again, delivered increased cash flow for our shareholders and now look forward to finishing 2014 with our strongest quarter of the year."

2014 Guidance Reiterated

New Gold is pleased to reiterate its 2014 guidance for both production and costs.

As previously announced, the fourth quarter is scheduled to be New Gold's strongest of the year which should bring the company's consolidated full-year gold production into the 380,000 to 420,000 ounce guidance range. Gold production at New Afton and the Peak Mines is scheduled to be at the mid-point of their respective guidance ranges, while production at Mesquite and Cerro San Pedro is expected be at the low end of their ranges. At the same time, with the strong year-to-date performance of New Afton and the Peak Mines, consolidated copper production is positioned to meet or exceed the high end of the guidance range of 92 to 100 million pounds. Consolidated silver production is expected to achieve the guidance of 1.35 to 1.75 million ounces.

Based on the cost profile of the company's four operations through the first nine months of 2014, and New Gold's fourth quarter plans, the full-year guidance for all-in sustaining costs(1) remains at $815 to $835 per ounce. Guidance for 2014 total cash costs(2), which form a component of all-in sustaining costs(1), also remains at $320 to $340 per ounce. Costs at each of New Afton, Mesquite and the Peak Mines are tracking towards the low end of their respective full-year guidance ranges while Cerro San Pedro's costs are likely to be slightly above its guidance range. On a consolidated basis, the combination of higher copper production, increased productivity and lower sustaining capital expenditures should continue to offset the negative impact of lower by-product metal prices.

Operations Overview

New Gold Summary Operational Results
	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Gold Production (thousand ounces)
New Afton	25.6	25.2	79.3	62.0
Mesquite	26.3	20.8	70.4	72.1
Peak Mines	28.3	23.9	77.1	76.5
Cerro San Pedro	13.2	24.0	47.3	80.6
Total Gold Production	93.4	94.0	274.1	291.2

Total Gold Sales	88.2	94.1	267.0	287.3
Average Realized Gold Price ($ per ounce)	$1,236	$1,359	$1,283	$1,375

Silver Production (thousand ounces)
New Afton	59.8	53.7	183.2	137.7
Peak Mines	32.6	23.0	99.4	81.1
Cerro San Pedro	138.3	219.4	783.0	1,003.1
Total Silver Production	230.7	296.1	1,065.6	1,221.8

Total Silver Sales	233.6	297.7	1,064.4	1,193.4
Average Realized Silver Price ($ per ounce)	$19.66	$21.15	$19.90	$24.13

Copper Production (million pounds)
New Afton	21.1	20.9	64.1	51.4
Peak Mines	4.6	2.8	12.9	9.9
Total Copper Production	25.6	23.7	77.0	61.4

Total Copper Sales	22.7	23.5	72.2	58.8
Average Realized Copper Price ($ per pound)	$3.11	$3.25	$3.06	$3.24

Total Cash Costs(2) ($ per ounce)
New Afton	($1,245)	($1,310)	($1,264)	($1,104)
Mesquite	951	1,017	937	936
Peak Mines	568	856	641	874
Cerro San Pedro	1,604	723	1,185	605
Total Cash Costs(2)	$311	$280	$272	$399

All-in Sustaining Costs(1) ($ per ounce)
New Afton	($700)	($365)	($680)	($191)
Mesquite	1,625	1,098	1,354	1,162
Peak Mines	873	1,332	955	1,405
Cerro San Pedro	1,701	771	1,317	674
All-in Sustaining Costs(1)	$848	$779	$754	$905

Gold Production

Consolidated gold production during the third quarter remained consistent with the prior-year quarter as increases in production at each of New Afton, Mesquite and the Peak Mines offset a planned decrease in production at Cerro San Pedro. Consistent with the company's guidance, production increased when compared to the second quarter of 2014 with further increases in production projected for the fourth quarter. The fourth quarter is scheduled to be the company's strongest of the year, with higher expected production at Mesquite and Cerro San Pedro, stemming from increased ore tonnes at higher grades being placed on the leach pads, and continued strong performance at New Afton and the Peak Mines.

New Afton - Gold production during the quarter remained consistent with both the prior-year quarter and the first two quarters of 2014. The steady gold production at New Afton was a result of an increase in average daily throughput to over 13,000 tonnes, which offset planned decreases in gold grade processed to 0.76 grams per tonne and lower recovery from the combination of higher throughput and lower grade. For the nine-month period ended September 30, 2014, gold production increased by 28% compared to the same period of the prior year due to a combination of higher throughput and gold grade.

Mesquite - As outlined in the company's second quarter results announcement, Mesquite's third quarter production was scheduled to benefit from increased ore tonnes being placed on the leach pad in the latter half of the second quarter. As anticipated, third quarter gold production increased by 26% when compared to the prior-year quarter and 42% when compared to the second quarter of 2014. Consistent with the mine plan, the combination of a further 35% increase in ore tonnes placed and 10% higher grade in the third quarter of 2014, compared to the second quarter, is expected to result in the fourth quarter being Mesquite's best of the year. For the nine-month period ended September 30, 2014, gold production was comparable with the prior year as the planned decrease in ore tonnes placed was offset by increased gold grade.

Peak Mines - Gold production increased by 18% when compared to the prior-year quarter due to the mining and processing of higher gold grade. The average gold grade processed in the third quarter was 4.9 grams per tonne, up from 3.9 grams per tonne in the prior-year quarter and consistent with the second quarter of 2014. For the nine-month period ended September 30, 2014, gold production was consistent with the same period of the prior year as throughput, grade and recovery all remained similar.

Cerro San Pedro - Cerro San Pedro's production was below that of the prior-year quarter due to the impact of mining activity through the beginning of the third quarter being primarily focused on waste stripping. Consistent with the mine plan, both the ore tonnes placed on the leach pad and gold grade increased throughout the third quarter. Ore tonnes placed increased by 12% and gold grade increased by 50% when compared to the second quarter of 2014. Importantly, approximately 50% of the total quarterly ore tonnes, which were also the highest grade, were placed in September, which should drive higher fourth quarter production. During the nine-month period ended September 30, 2014, production was below the same period of the prior year for reasons consistent with those noted above for the quarter.

Copper Production

Copper production increased by 8% when compared to the third quarter of 2013 driven by higher production at both New Afton and the Peak Mines. New Afton continued its strong performance with increased throughput more than offsetting slight decreases in copper grade and recovery resulting from the higher throughput. Production at the Peak Mines increased by over 60% when compared to the prior-year quarter, benefitting from a combination of higher copper grade and increased recovery. For the nine-month period ended September 30, 2014, consolidated copper production increased by 15.6 million pounds, or 25%, to 77.0 million pounds.

Silver Production

Silver production in both the third quarter and first nine months of 2014 was below that of the same periods of the prior year with lower production at Cerro San Pedro being partially offset by increased silver production at New Afton and the Peak Mines.

All-in Sustaining Costs(1) and Total Cash Costs(2)

New Gold continues to be among the lowest cost producers in the industry with third quarter all-in sustaining costs(1) of $848 per ounce, including total cash costs(2) of $311 per ounce. The sum of the company's operating expenses, sustaining capital, exploration and corporate administration expenditures remained comparable with the prior-year quarter. However, all-in sustaining costs(1) and total cash costs(2) increased slightly when compared to the third quarter of 2013 as gold sales volumes were below those of the prior period due to timing of sales. For the nine-month period ended September 30, 2014, New Gold's all-in sustaining costs(1) of $754 per ounce and total cash costs(2) of $272 per ounce were both new record lows for the company.

New Afton - All-in sustaining costs(1) decreased when compared to the prior-year quarter while total cash costs(2) remained consistent. The combination of the mine's strong operating performance and the continued depreciation of the Canadian dollar relative to the U.S. dollar offset the impact of lower copper by-product revenue resulting from lower average realized copper prices. The mine's Canadian dollar operating costs, including mining, processing and general and administrative costs, were below C$18 per tonne during the third quarter.

Sustaining capital expenditures at New Afton of $13 million during the third quarter were below those of the prior-year quarter which drove the decrease in all-in sustaining costs(1).

New Afton's third quarter co-product cash costs(2) decreased to $383 per ounce of gold and $1.04 per pound of copper from $454 per ounce of gold and $1.05 per pound of copper in the prior-year quarter. The mine's co-product all-in sustaining costs(1) also decreased to $560 per ounce of gold and $1.51 per pound of copper from $784 per ounce of gold and $1.81 per pound of copper in the third quarter of 2013.

During the nine-month period ended September 30, 2014, New Afton was able to reduce its already peer-leading unit costs, delivering lower all-in sustaining costs(1) and total cash costs(2), when computed on both a by-product and co-product basis, relative to the same period of the prior year.

Mesquite - Total cash costs(2) at Mesquite were below those of the prior-year quarter driven by higher gold sales volumes. As disclosed in the company's second quarter results announcement, approximately 50% of Mesquite's 2014 full-year sustaining capital was scheduled for the third quarter which resulted in the mine's all-in sustaining costs(1) being atypically high. Mesquite had $17 million of sustaining capital expenditures during the quarter, including four new haul trucks and work on the leach pad expansion, compared to $2 million in the third quarter of 2013. For the nine-month period ended September 30, 2014, Mesquite's total cash costs(2) were consistent with the same period of the prior year. All-in sustaining costs(1) increased over the same period due to the planned increase in sustaining capital expenditures in 2014, including the purchase of the four haul trucks which is non-recurring in nature.

Peak Mines - All-in sustaining costs(1) and total cash costs(2) at the Peak Mines continued to decrease when compared to both the prior-year quarter and the second quarter of 2014. Total cash costs(2) decreased by $288 per ounce compared to the third quarter of the prior year due to a combination of higher gold sales volumes and further productivity improvements. Sustaining capital and exploration expenditures at the Peak Mines of $6 million during the quarter were also lower than the prior-year quarter which helped drive a $459 per ounce decrease in all-in sustaining costs(1). For the nine-month period ended September 30, 2014, all-in sustaining costs(1) decreased by $450 per ounce and total cash costs(2) decreased by $233 per ounce when compared to the same period of the prior year for reasons consistent with those noted above for the quarter.

Cerro San Pedro - Costs at Cerro San Pedro during the quarter were above the prior-year quarter, primarily due to the mine's largely fixed operating costs being attributed to planned lower gold sales volumes. In addition, costs were impacted by increased reagent costs and lower silver by-product revenue, due to lower silver sales volumes and realized prices. For the nine-month period ended September 30, 2014, all-in sustaining costs(1) and  total cash costs(2) were also higher than the prior-year period for reasons consistent with those noted above for the third quarter. As the phase five stripping campaign is now completed, costs are expected to decrease in future periods.

"Our operating performance through the first nine months of the year positions us well to deliver our full-year guidance," stated Robert Gallagher, President and Chief Executive Officer. "New Afton and the Peak Mines continue to perform very well. At the same time, at both Mesquite and Cerro San Pedro we have seen progressively more ore, at higher grades, being loaded to the pads which should drive our strong finish to the year."

Financial Results Overview

New Gold Summary Financial Results
	Three months ended		Nine months ended
	September 30,		September 30,
(in millions of U.S. dollars; except per share amounts)	2014	2013	2014	2013

Revenues	$169.3	$196.0	$537.9	$581.3

Operating Margin(5)	75.1	93.9	249.9	267.5

Adjusted Net Earnings(4)	5.4	20.0	31.8	44.6
Adjusted Net Earnings per Share(4)	0.01	0.04	0.06	0.09

Net (Loss)/Earnings	(59.6)	12.2	(45.2)	63.5
Net (Loss)/Earnings per Share	(0.12)	0.02	(0.09)	0.13

Adjusted Net Cash Generated from Operations before Changes in Working Capital(3)	78.6	68.0	240.6	186.8
Net Cash Generated from Operations	58.2	36.2	198.9	72.2

Revenues were lower than the prior-year quarter due to a combination of lower realized prices for each of the metals New Gold produces as well as the timing of sales, which resulted in not all of the company's production being sold. The average realized gold price was down $123 per ounce when compared to the prior-year quarter due to a combination of the overall decline in the gold price and New Afton's quarterly gold sales being marked at the September 30, 2014 price, which was at the low of the quarter. At the same time, the average realized price was down $1.49 per ounce for silver and $0.14 per pound for copper when compared to the third quarter of 2013. For the nine-month period ended September 30, 2014, revenues decreased relative to the prior-year period as the combination of lower gold, silver and copper prices and lower gold sales volumes was only partially offset by the benefit of increased copper sales volumes. At metal prices consistent with those realized in 2013, the company's sales volumes in the first nine months would have resulted in higher revenues than in the prior-year period.

New Gold's operating expenses were consistent with the prior-year quarter as the depreciation of the Canadian dollar relative to the U.S. dollar and continued increases in productivity at the company's mines offset increased consumable costs. The company's operating margin(5) was below that of the third quarter of 2013 due to the decrease in revenues noted above. For the nine-month period ended September 30, 2014, New Gold's operating expenses were $26 million, or 8%, lower than the prior-year period which, when combined with the above-noted decline in revenues, resulted in a decrease in the company's operating margin(5).

The company generated adjusted net earnings(4) of $5 million, or $0.01 per share and reported a net loss of $60 million, or $0.12 per share, where the net loss was driven by the combination of a $48 million non-cash tax expense related to El Morro and the increase in the Chilean tax rate from 20% to 35% as well as a $23 million pre-tax foreign exchange loss. Third quarter adjusted net earnings(4) were adjusted for the two items noted above as well as a $9 million pre-tax gain on the mark to market of the company's share purchase warrants and a $7 million pre-tax non-cash charge to revenue as the loss incurred on the monetization of the company's legacy hedge position in May of 2013 is realized into income over the original term of the hedge contract. For the nine-month period ended September 30, 2014, adjusted net earnings(4) were below the same period of the prior year primarily due to the above-noted decrease in revenues.

New Gold's third quarter net cash generated from operations before changes in working capital(3) increased by 16% to $79 million when compared to $68 million in adjusted net cash generated from operations before changes in working capital(3) in the prior-year quarter. In addition to adjustments for working capital in both periods, the third quarter of 2013 included adjustments for $18 million in Rainy River transaction costs whereas the current quarter included no adjustments. The 16% increase, which was delivered despite lower metal prices, was driven by a combination of a $15 million decrease in cash taxes, resulting from a tax refund at the Peak Mines and a higher proportion of the company's profits being generated by New Afton in Canada where New Gold has built up a substantial tax basis, and an aggregate $9 million decrease in corporate administration and exploration expenses. These drivers of increased cash flow were partially offset by the previously noted decrease in revenues stemming from lower metal prices. Working capital used during the quarter was driven by the combination of an increase in the inventory of recoverable ounces being placed on the leach pad at Mesquite and the increase in Mexican tax receivables. Net cash generated from operations increased by $22 million, or 61%, to $58 million, primarily as the prior-year quarter was negatively impacted by the above-noted $18 million in Rainy River transaction costs. For the nine-month period ended September 30, 2014, net cash generated from operations before changes in working capital(3) increased by 29% to $241 million, despite lower gold and copper prices. Net cash generated from operations increased by 175% to $199 million as the prior-year period was impacted by a total of $84 million in non-recurring cash outflows including $66 million related to the unwinding of the company's legacy hedge position as well as the above-noted Rainy River transaction costs.

Financial Update

At September 30, 2014, New Gold's cash and cash equivalents were $416 million. In addition, as announced on August 14th, the company put in place a $300 million revolving credit facility of which $43 million has been used to issue letters of credit with the balance remaining undrawn. At the end of the quarter the face value of the company's long-term debt was $887 million (book value - $872 million). The components of the long-term debt are: $300 million of 7.00% face value senior unsecured notes due in April 2020; $500 million of 6.25% face value senior unsecured notes due in November 2022; and $87 million in El Morro funding loans, repayable out of a portion of New Gold's share of El Morro cash flow upon the start of production. The company had approximately 504 million common shares outstanding as at September 30, 2014.

Project Development Update

New Afton Mill Expansion

New Gold continued to successfully advance the New Afton mill expansion project during the third quarter. The first pour of the concrete foundation for the tertiary grinding building was completed in September and, subsequent to the quarter end, all of the detailed engineering for the expansion was completed. At the same time, all procurement packages for ancillary equipment, including building cladding and roofing as well as electrical and process control systems, have been issued for tender.

The expansion project remains on schedule and New Gold looks forward to benefitting from the combination of the targeted increase in throughput to 14,000 tonnes per day and higher gold and copper recoveries beginning in mid-2015. The project also remains on budget with a total capital estimate of $45 million.

Rainy River

At New Gold's Rainy River project, located in northwestern Ontario, two significant permitting milestones were recently achieved. At the same time, detailed engineering and exploration activities continued to advance throughout the third quarter. See section Exploration Update below for further information on exploration activity at Rainy River.

Rainy River - Third Quarter 2014 Highlights

Permitting and environment

•	Provincial Environmental Assessment Review Report released on September 19th with subsequent public consultation period now also completed
•	Federal Environmental Assessment Review Report released on October 10th currently in the midst of a 30-day public consultation period

Engineering and Procurement

•	Project development activities continued on schedule
•	Long lead equipment ordered, including mining fleet, mills, crushers and main transformer
•	Detailed engineering for tailings facilities and access roads substantially complete
•	Detailed engineering for process plant 30% complete

The company continues to target first production from Rainy River late in 2016 with a full year of production anticipated in 2017. Once in full production, the 21,000 tonne per day, combined open pit/underground operation is scheduled to produce an average of 325,000 ounces of gold per year at below industry average costs. Both the project's development and operating costs are benefitting from the continued depreciation of the Canadian dollar as approximately 70% of the development costs, and an even greater percentage of the operating costs, are estimated to be Canadian dollar denominated.

Through September 30, 2014, $162 million of capital purchase commitments have been made which primarily consist of the initial mining fleet as well as milling equipment. Capital expenditures during the third quarter were $20 million and for the nine-month period ended September 30, 2014, capital expenditures were $44 million.

Blackwater

The company's Blackwater project is located in south-central British Columbia. As previously disclosed, New Gold's focus in 2014 and 2015 is to advance the project through the permitting phase. The company achieved a key milestone in the permitting process subsequent to the quarter end as, on October 7th, New Gold filed the final Environmental Assessment report for the project with regulators.

In the current commodity price environment, New Gold plans to sequence the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project. Thereafter, the timing of Blackwater's development will be driven by prevailing market conditions over the coming years.

Once in production, Blackwater is scheduled to produce an average of 485,000 ounces of gold per year at below industry average costs. Consistent with Rainy River, any depreciation of the Canadian dollar relative to the U.S. dollar benefits both Blackwater's development and operating costs as well as the project economics.

Capital expenditures during the third quarter were $2 million and for the nine-month period ended September 30, 2014, capital expenditures were $10 million.

El Morro

New Gold's share of the El Morro project provides the company with a 30% fully-carried interest in an advanced stage, world-class copper-gold project in north-central Chile. Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's full 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

On October 7, 2014, a decision by the Supreme Court of Chile overturned the April 2014 Copiapo Court of Appeals decision which had lifted the injunction that had temporarily suspended construction activity and development works at the El Morro project. As a result of the Supreme Court decision, construction and development activity at El Morro remains on hold, however, engineering and design work continues. SEA, the Chilean Environmental Authority who initially approved the project's environmental permit, Goldcorp and the company continue to evaluate the path forward. New Gold remains committed to open and transparent dialogue with all stakeholders and to responsible practices in accordance with the highest applicable health, safety and environmental standards.

Exploration Update

New Afton C-zone

The company's exploration focus at New Afton continues to be on the C-zone resource which extends along strike and below the B-zone block cave reserve that is currently being mined. New Gold provided a detailed update on the results of its C-zone exploration activities on September 11, 2014 and since that time has received assay results for an additional five drill holes. The latest results include gold and copper grades as well as true widths that remain consistent with those highlighted in the company's September news release. Based on the review of all of the assay results received to date, the overall continuity of mineralization and grade within the C-zone remains strong with the added benefit of localized intervals of higher grade gold and copper being distributed along a well-defined geologic structure which forms the core of the C-zone resource.

Through September 30, 2014, 49 holes totaling 36,116 metres were completed as part of the 2014 exploration program. Four underground diamond drills remain active, targeting an additional 10,000 metres of drilling in the fourth quarter, with two drills dedicated to upgrading the resource and two drills focused on expanding the resource further to the west.

Rainy River

At Rainy River, the company's exploration program is targeting the areas offering the best potential for additional mineral resources that could be incorporated into the near to medium-term mine plan and thus further enhance the already solid project economics. Two zones of near surface mineralization located immediately adjacent to the current open pit reserves are being targeted where one is situated to the west of the deposit and the other is to the southeast. At the same time, several zones of deeper Inferred mineral resources proximal to the current underground mineral reserve stopes are being drilled to test their potential for upgrading to Measured and Indicated status and incorporation into the underground mine plan.

In aggregate, 187 holes totaling 53,698 metres were completed at Rainy River through September 30, 2014, with drilling apportioned evenly between the open pit and underground targets. An additional 3,000 metres is planned for the fourth quarter with two core drills currently active. The results of both the open pit and underground drilling will be incorporated into the company's year-end mineral resource estimate as well as the project's mine planning.

Blackwater

Consistent with the approach at Rainy River, exploration at Blackwater is primarily focused on prospective areas closest to the current eight million ounce mineral reserve. The company's exploration team is currently focused on four high priority prospects, the most significant of which, Blackwater South and the adjacent Key target, are located within three kilometres of the southern edge of the primary Blackwater deposit. Recent drilling at these prospects has intercepted a broad area of intrusive-hosted, porphyry-style mineralization that locally contains significant levels of gold, silver, copper and molybdenum. The Blackwater exploration team has established a clear geologic link between the epithermal-style gold and silver mineralization in the Blackwater deposit and the porphyry-style mineralization occurring a few kilometres to the south which underscores the potential for additional discoveries in the immediate Blackwater area. At the same time, reconnaissance work on the two prospects further west on the company's broader land package, Van Tine/Fawn and Buck, has identified epithermal-style and deeper intrusive-related alteration, with the limited assays received to date including localized high grade gold over narrow widths. Though the results of the Blackwater exploration program to date have been largely qualitative, they further support New Gold's view that there continues to be potential for new discoveries across the company's over 1,000 square kilometre land package at Blackwater.

Through September 30, 2014, 17 holes totaling 7,663 metres were completed with an additional 2,600 metres planned for the fourth quarter.

Peak Mines

As in previous years, exploration at the Peak Mines continues to primarily target the addition and upgrading of mineral resources through infill drilling of the previously identified underground deposits. In addition, during the third quarter, exploration drilling near the historic Great Cobar mine, located near the northern end of the Peak mine corridor, intercepted a new lens of high grade copper-gold mineralization. The new intercept was located 150 metres south of the historic underground workings and at 600 metres depth. The exploration team is following up with additional drilling during the fourth quarter to test the continuity of this mineralization further to the south and up towards surface.

In aggregate, 239 holes totaling 51,630 metres were completed at the Peak Mines through September 30, 2014, with over 85% of this total focused on exploration and resource delineation around the currently producing deposits.

Webcast and Conference Call

A webcast and conference call to discuss these results will be held on Thursday, October 30, 2014, at 9:00 a.m. Eastern time. A live audio webcast will be available at www.newgold.com. Participants may also join the conference by calling 1-647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback of the call, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 15491035. The archived webcast will also be available at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production, total cash costs and all-in sustaining costs; the results of the Rainy River Feasibility Study, including the expected production and costs; planned activities for 2014 and beyond at the company's projects; the timing of permitting activities and environmental assessment processes; and targeted throughput increase at New Afton, targeted timing for commissioning and full production related to the New Afton mill expansion, Rainy River and sequencing of Blackwater.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding our forward-looking statements are discussed in this news release, New Gold's MD&As, its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no signification disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) labour and material costs increasing on a basis consistent with New Gold's current expectations; (7) permitting and arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold's current expectations; (8) all environmental approvals (including the environmental assessment process for the Blackwater and Rainy River projects), required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; and (9) the results of the feasibility studies for the Rainy River and Blackwater projects being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Blackwater and Rainy River projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where certain activities at El Morro have been delayed due to litigation relating to its environmental permit; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for Rainy River; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment processes for Blackwater and Rainy River. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a "Qualified Person" under National Instrument 43-101.

Non-GAAP Measures

(1) ALL-IN SUSTAINING COSTS

Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash flow from operations under GAAP or operating costs presented under GAAP. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest GAAP measures are provided in our MD&As accompanying our financial statements filed from time to time on www.sedar.com.

(2) TOTAL CASH COSTS

"Total cash costs" per ounce figures are non-GAAP measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's ability to generate liquidity through operating cash flow and that this measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. These measures, along with sales, are considered to be a key indicator of a company's ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash flow from operations under GAAP or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest GAAP measures are provided in our MD&As accompanying our financial statements filed from time to time on www.sedar.com.

New Gold Total Cash Costs and All-in Sustaining Costs Reconciliation
	Three months ended		Nine months ended
	September 30,		September 30,
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013

Operating expenses from continuing operations	$94.2	$102.1	$288.0	$313.8
Treatment and refining charges on concentrate sales	8.2	7.3	25.7	21.4
Adjustments(1)	0.3	(0.6)	0.8	(1.1)

Total cash costs before by-product revenue	102.7	108.8	314.5	334.1
By-product copper and silver sales	(75.3)	(82.5)	(241.8)	(219.3)

Total cash costs net of by-product revenue	27.4	26.3	72.7	114.8
Ounces of gold sold	88,168	94,082	266,956	287,300

Total cash cost per gold ounce sold ($/ounce)	$311	$280	$272	$399
Total cash cost per gold ounce sold - co-product basis ($/ounce)(2)	$666	$686	$668	$731

Total cash costs net of by-product revenue	27.4	26.3	72.7	114.8
Sustaining capital expenditures	36.5	35.8	90.6	108.6
Sustaining exploration - expensed and capitalized	2.3	2.1	8.6	8.6
Corporate G&A including share-based compensation(3)	7.2	8.7	25.5	27.1
Reclamation expenses	1.3	0.3	4.0	1.1

Total all-in sustaining costs	74.8	73.2	201.3	260.2

All-in sustaining costs per gold ounce sold ($/ounce)	$848	$779	$754	$905
All-in sustaining costs per gold ounce sold - co-product basis ($/ounce)(2)	$983	$989	$951	$1,056

1.	Adjustments include non-cash items related to royalties and asset retirement obligations.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportion the cash costs to each metal produced on a percentage of revenue basis.
3.	Represents the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

(3) ADJUSTED NET CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL

"Adjusted net cash generated from operations before changes in working capital" is a non-GAAP financial measure. Net cash generated from operations has been adjusted for one-time charges incurred in the second quarter of 2013 related to the settlement of the company's legacy gold hedge position and in the third quarter of 2013 related to the company's acquisition of the Rainy River project. There is also an adjustment to remove the impact of the change in working capital. The company believes the presentation of adjusted net cash generated from operations before changes in working capital enables investors and analysts to better understand the underlying operating performance of our core mining business. Adjusted net cash generated from operations before changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

New Gold Adjusted Net Cash from Operations before Changes in Working Capital Reconciliation
	Three months ended		Nine months ended
	September 30,		September 30,
(in millions of U.S. dollars)	2014	2013	2014	2013

Net cash generated from operations	$58.2	$36.2	$198.9	$72.2
Add back: Settlement payment of gold hedge contracts	--	--	--	65.7
Add back: Payment of Rainy River acquisition expenses	--	12.9	--	12.9
Add back: Rainy River transaction costs	--	4.9	--	4.9
Add back: Change in non-cash operating working capital	20.4	14.0	41.7	31.1

Adjusted Net Cash Generated from Operations before Changes in Working Capital	$78.6	$68.0	$240.6	$186.8

(4) ADJUSTED NET EARNINGS

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial measures. Net earnings have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

New Gold Adjusted Net Earnings Reconciliation
	Three months ended		Nine months ended
	September 30,		September 30,
(in millions of U.S. dollars; except per share amounts)	2014	2013	2014	2013

Net earnings/(loss) before taxes	($11.5)	$22.5	$11.0	$90.2
Loss on foreign exchange	23.1	(6.7)	26.1	11.8
Unrealized loss/(gain) on share purchase warrants	(9.2)	(1.6)	(4.4)	(44.8)
Loss on hedge monetization over original term of hedge	6.8	7.0	20.5	11.7
Other	(0.1)	7.3	(0.2)	(1.2)
Adjusted net earnings before tax	9.1	28.5	53.0	67.7

Income tax expense	(48.1)	(10.3)	(56.2)	(26.7)
Income tax adjustments	44.4	1.8	35.0	3.6
Adjusted income tax expense	(3.7)	(8.5)	(21.2)	(23.1)

Adjusted net earnings	$5.4	$20.0	$31.8	$44.6
Adjusted net earnings per share	0.01	0.04	0.06	0.09

(5) OPERATING MARGIN

"Operating margin" is a non-GAAP financial measure with no standard meaning under GAAP, which management uses to further evaluate the company's results of operations in each reporting period. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

New Gold Operating Margin Reconciliation
	Three months ended		Nine months ended
	September 30,		September 30,
(in millions of U.S. dollars)	2014	2013	2014	2013

Revenues	$169.3	$196.0	$537.9	$581.3
Operating expenses	94.2	102.1	288.0	313.8

Operating margin	$75.1	$93.9	$249.9	$267.5

CONDENSED CONSOLIDATED INCOME STATEMENTS
(unaudited)
	Three months ended		Nine months ended
	September 30		September 30
	$	$	$	$
(In millions of U.S. dollars, except per share amounts)	2014	2013	2014	2013

Revenues	169.3	196.0	537.9	581.3
Operating expenses	94.2	102.1	288.0	313.8
Depreciation and depletion	53.7	42.7	158.0	124.7
Earnings from mine operations	21.4	51.2	91.9	142.8

Corporate administration	6.0	6.5	20.2	21.1
Share-based payment expenses	1.5	2.2	6.0	6.5
Exploration and business development	5.0	12.5	12.4	28.4
Income from operations	8.9	30.0	53.3	86.8

Finance income	0.5	0.6	1.0	1.2
Finance costs	(7.1)	(9.1)	(21.8)	(32.0)
Rainy River acquisition costs	-	(4.9)	-	(4.9)
Other (losses) gains	(13.8)	5.9	(21.5)	39.1

(Loss) earnings before taxes	(11.5)	22.5	11.0	90.2
Income tax expense	(48.1)	(10.3)	(56.2)	(26.7)

Net (loss) earnings	(59.6)	12.2	(45.2)	63.5

(Loss) earnings per share
Basic	(0.12)	0.02	(0.09)	0.13
Diluted	(0.12)	0.02	(0.09)	0.13

Weighted average number of shares outstanding (in millions)
Basic	503.9	495.3	503.7	482.9
Diluted	503.9	497.9	503.7	486.0

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
	September 30	December 31
	$	$
(In millions of U.S. dollars)	2014	2013

Assets
Current assets
Cash and cash equivalents	416.1	414.4
Trade and other receivables	32.6	19.3
Inventories	223.4	182.0
Current income tax receivable	20.5	31.8
Prepaid expenses and other	5.2	10.5
Total current assets	697.8	658.0

Investments	0.4	0.5
Non-current inventories	28.7	31.0
Mining interests	3,387.6	3,336.5
Deferred tax assets	132.7	171.0
Other	3.5	2.0
Total assets	4,250.7	4,199.0

Liabilities and equity
Current liabilities
Trade and other payables	114.4	90.2
Total current liabilities	114.4	90.2

Reclamation and closure cost obligations	65.2	61.4
Provisions	10.6	9.4
Share purchase warrants	21.7	27.8
Long-term debt	871.9	862.5
Deferred tax liabilities	426.0	381.0
Deferred benefit	46.3	46.3
Other	0.4	0.5
Total liabilities	1,556.5	1,479.1

Equity
Common shares	2,818.0	2,815.3
Contributed surplus	94.9	90.0
Other reserves	(5.7)	(17.6)
Deficit	(213.0)	(167.8)
Total equity	2,694.2	2,719.9
Total liabilities and equity	4,250.7	4,199.0

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended		Nine months ended
	September 30		September 30
	$	$	$	$
(In millions of U.S. dollars)	2014	2013	2014	2013

Operating activities
Net (loss) earnings	(59.6)	12.2	(45.2)	63.5
Adjustments for:
Realized losses on gold contracts	6.8	7.0	20.5	8.2
Realized and unrealized foreign exchange losses (gains)	23.1	(6.7)	26.1	11.8
Unrealized gains on share purchase warrants	(9.2)	(1.6)	(4.4)	(44.8)
Unrealized losses on concentrate contracts	4.1	0.3	3.4	1.3
Settlement payment of gold hedge contracts	-	-	-	(65.7)
Payment of Rainy River acquistion expenses	-	(12.9)	-	(12.9)
Reclamation and closure costs paid	(0.3)	(0.4)	(0.9)	(1.4)
Loss (gain) on disposal of assets	0.1	0.5	(0.2)	1.7
Depreciation and depletion	54.1	42.8	157.8	125.1
Equity-settled share-based payment expense	1.3	1.9	4.5	6.1
Realized and unrealized losses on cash flow hedging items	-	-	-	(9.5)
Income tax expense	48.1	10.3	56.2	26.7
Finance income	(0.5)	(0.6)	(1.0)	(1.2)
Finance costs	7.1	9.1	21.8	32.0
	75.1	61.9	238.6	140.9
Change in non-cash operating working capital	(20.4)	(14.0)	(41.7)	(31.1)
Income taxes refunded (paid)	3.5	(11.7)	2.0	(37.6)
Net cash generated from operations	58.2	36.2	198.9	72.2

Investing activities
Mining interests	(73.7)	(63.7)	(190.6)	(201.1)
Government grant received	20.5	-	20.5	-
Proceeds from the sale of assets	0.1	-	0.4	-
Acquisition of Rainy River (net of cash received)	-	(107.2)	-	(107.2)
Interest received	0.2	0.4	0.6	0.8
Cash used in investing activities	(52.9)	(170.5)	(169.1)	(307.5)

Financing activities
Issuance of common shares on exercise of options and warrants	0.4	0.8	1.4	5.2
Financing initiation costs	(2.2)	-	(2.2)	(0.3)
Interest paid	(0.1)	-	(26.2)	(26.3)
Cash (used by) generated from financing activities	(1.9)	0.8	(27.0)	(21.4)

Effect of exchange rate changes on cash and cash equivalents	(1.3)	(0.2)	(1.1)	(2.3)

Change in cash and cash equivalents	2.1	(133.7)	1.7	(259.0)
Cash and cash equivalents, beginning of the period	414.0	562.5	414.4	687.8
Cash and cash equivalents, end of the period	416.1	428.8	416.1	428.8

Cash and cash equivalents are comprised of:
Cash	251.1	267.5	251.1	267.5
Short-term money market instruments	165.0	161.3	165.0	161.3
	416.1	428.8	416.1	428.8

SOURCE New Gold Inc.

%CIK: 0000800166

For further information:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

CO: New Gold Inc.

CNW 07:31e 30-OCT-14